URANIUM ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2023

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at January 31, 2023	As at April 30, 2022
	Notes	($)	($)
Assets
Current Assets
Cash	3	10,351	4,385
Restricted cash	3	110	697
Short-term investments	4	54,180	51,787
Inventories	5	82,542	75,030
Prepaids and other receivables		660	2,131
Total Current Assets		147,843	134,030

Non-current Assets
Right-of-use asset		102	120
Royalties and royalty options	6	44,683	44,023
Total Non-current Assets		44,785	44,143

Total Assets		192,628	178,173

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		636	469
Government loan payable	7	40	—
Margin loan payable	8	15,728	—
Current portion of lease liability		20	17
Total Current Liabilities		16,424	486

Non-current Liabilities
Government loan payable	7	—	40
Margin loan payable	8	—	12,908
Non-current portion of lease liability		86	103
Total Non-current Liabilities		86	13,051

Total Liabilities		16,510	13,537
Shareholders' Equity
Issued Capital	9	166,959	152,444
Reserves		6,277	5,488
Accumulated deficit		(18,655)	(12,143)
Accumulated other comprehensive income		21,537	18,847
Total Shareholders' Equity		176,118	164,636
		192,628	178,173

Commitments (Note 13)

Subsequent events (Note 14)

Approved by the Board of Directors:

/s/ “Neil Gregson”
Neil Gregson Director

/s/ “Vina Patel”
Vina Patel Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Income (Loss)
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		For the three months ended January 31,		For the nine months ended January 31,
		2023	2022	2023	2022
	Notes	($)	($)	($)	($)
Expenses
Depreciation		(6)	—	(18)	—
Consulting fees		(4)	(33)	(108)	(113)
Management and directors' fees		(146)	(106)	(417)	(356)
Salaries, wages and benefits		(115)	(37)	(278)	(125)
Uranium storage fee		(141)	(63)	(424)	(108)
Investor communications and marketing expenses		(1,106)	(305)	(1,481)	(835)
Office and technology expenses		(61)	(50)	(242)	(88)
Transfer agent and regulatory fees		(65)	(93)	(403)	(364)
Insurance fees		(131)	(121)	(373)	(370)
Professional fees		(115)	(146)	(703)	(684)
Share-based compensation		(113)	(224)	(849)	(1,127)
Operating loss		(2,003)	(1,178)	(5,296)	(4,170)

Other items
Other income		146	—	146	—
Interest expense		(464)	(169)	(1,284)	(468)
Interest income		49	1	60	36
Gain on sale of marketable securities		—	—	—	126
Write-off of royalty option		—	(125)	—	(125)
Net foreign exchange gain (loss)		288	(48)	(476)	(152)
Loss before taxes		(1,984)	(1,519)	(6,850)	(4,753)
Deferred income tax recovery (expense)		186	(480)	338	1,100
Net loss for the period		(1,798)	(1,999)	(6,512)	(3,653)

Other comprehensive income (loss)
Items that will not subsequently be re-classified to net income:
Unrealized gain (loss) on revaluation of short-term investments	4	1,332	(3,556)	2,506	8,147
Deferred income tax recovery (expense) on short-term investments	4	(186)	480	(338)	(1,100)
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		(362)	324	522	427
Total other comprehensive income (loss) for the period		784	(2,752)	2,690	7,474

Total comprehensive income (loss) for the period		(1,014)	(4,751)	(3,822)	3,821

Net loss per share, basic and diluted		(0.02)	(0.02)	(0.07)	(0.04)

Weighted average number of shares, outstanding, basic and diluted		99,126,202	92,222,450	97,415,996	86,362,164

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at April 30, 2021		74,604,531	72,985	6,352	(7,886)	4,185	75,636
Common shares issued upon exercise of warrants		7,445,251	16,668	(1,897)	—	—	14,771
Common shares issued upon exercise of options		80,000	384	(105)	—	—	279
Common shares issued to acquire royalties		970,017	4,113	—	—	—	4,113
Public offering:
Common shares issued for cash		6,100,000	25,010	—	—	—	25,010
Underwriters' fees and issuance costs		—	(1,646)	—	—	—	(1,646)
At-the-Market offering:
Common shares issued for cash		3,656,855	21,533	—	—	—	21,533
Agents' fees and issuance costs		—	(538)	—	—	—	(538)
Share-based compensation		—	—	1,127	—	—	1,127
Net loss for the period		—	—	—	(3,653)	—	(3,653)
Total other comprehensive loss		—	—	—	—	7,474	7,474
Balance at January 31, 2022		92,856,654	138,509	5,477	(11,539)	11,659	144,106
Common shares issued upon exercise of warrants		98,244	222	(25)	—	—	197
Common shares issued upon exercise of options		72,500	358	(105)	—	—	253
At-the-Market offering:
Common shares issued for cash		2,518,916	13,698	—	—	—	13,698
Agents' fees and issuance costs		—	(343)	—	—	—	(343)
Share-based compensation		—	—	141	—	—	141
Net loss for the period		—	—	—	(604)	—	(604)
Total other comprehensive income		—	—	—	—	7,188	7,188
Balance at April 30, 2022		95,546,314	152,444	5,488	(12,143)	18,847	164,636
Common shares issued upon exercise of warrants		49,614	112	(12)	—	—	100
Common shares issued upon exercise of options		37,500	179	(48)	—	—	131
At-the-Market offering:
Common shares issued for cash	9	4,029,021	14,589	—	—	—	14,589
Agents’ fees and issuance costs	9	—	(365)	—	—	—	(365)
Share-based compensation	9	—	—	849	—	—	849
Net loss for the period		—	—	—	(6,512)	—	(6,512)
Total other comprehensive income		—	—	—	—	2,690	2,690
Balance at January 31, 2023		99,662,449	166,959	6,277	(18,655)	21,537	176,118

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the nine months ended January 31,
	2023	2022
	($)	($)
Operating activities
Net loss before tax for the period	(6,850)	(4,753)
Adjustments for:
Depreciation	18	—
Interest expense	1,284	468
Interest income	(60)	(36)
Other income	(146)	—
Gain on sale of marketable securities	—	(126)
Share-based compensation	849	1,127
Write-off of royalty option	—	125
Net foreign exchange loss	530	197
Net changes in non-cash working capital items:
Inventories	(7,512)	(55,138)
Prepaids and other receivables	1,470	(1,683)
Accounts payable and accrued liabilities	167	(23)
Cash used in operating activities	(10,250)	(59,842)

Investing activities
Investment in royalties and royalty options	(139)	(12,186)
Interest received	61	36
Net proceeds from sale of marketable securities	260	126
Restricted cash deposit	587	—
Cash generated from (used in) investing activities	769	(12,024)

Financing activities
Proceeds from public offering, net of underwriters’ fees and issuance costs	—	23,384
Proceeds from At-the-Market offering, net of agents’ fees and issuance costs	14,223	20,994
Proceeds from common shares issued upon exercise of options and warrants	230	15,044
Net proceeds from margin loan payable	2,179	12,415
Payments of lease liability	(20)	—
Interest and fees paid	(1,165)	(362)
Cash generated from financing activities	15,447	71,475

Effect of exchange rate changes on cash	—	—

Net increase in cash	5,966	(391)
Cash
Beginning of period	4,385	7,214
End of period	10,351	6,823

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. (“URC” or “the Company”) is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties, investing in companies with direct exposure to uranium, and holding of physical uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company’s common shares and its common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX Venture Exchange (the “TSX-V”) under the symbols “URC” and “URC.WT”, respectively. The Company’s common shares are listed on the NASDAQ Capital Market under the symbol “UROY”.

2. Basis of Preparation

2.1 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2022.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors on March 15, 2023.

2.2 Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in Canadian dollars (“$” or “dollars”) which is also the functional currency of URC. All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual consolidated financial statements for the year ended April 30, 2022. The Company’s interim results are not necessarily indicative of its results for a full year.

2.3 Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp., and its wholly-owned subsidiaries, being Uranium Royalty (USA) Corp. (“URUSA”) and Reserve Minerals, LLC (“RM”). Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of URUSA and RM are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of URUSA and RM is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

3. Cash and Restricted Cash

As at January 31, 2023, the Company held cash of $10,351 (April 30, 2022: $4,385). As at January 31, 2023, the Company held restricted cash at bank of $110 (April 30, 2022: $55) as security for a corporate credit card. $642 restricted cash as at April 30, 2022 held by the bank as security for a foreign exchange facility was released during the nine months ended January 31, 2023.

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

4. Short-term Investments

	As at January 31, 2023	As at April 30, 2022
	($)	($)
Fair value, at the beginning of the period/year	51,787	30,045
Additions for the period/year	2,996	9,670
Disposals for the period/year	(3,109)	(4,170)
Fair value adjustment due to foreign exchange rate change for the period/year	656	(1,451)
Fair value adjustment due to share price change for the period/year	1,850	17,693
Fair value, at the end of the period/year	54,180	51,787

As at January 31, 2023, the fair value of short-term investments consists of Yellow Cake plc (“Yellow Cake”) $47,843 (April 30, 2022: $44,912) and Queen’s Road Capital Investment Ltd. (“QRC”) $6,337 (April 30, 2022: $6,875).

Pursuant to an agreement between Yellow Cake and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of tri-uranium octoxide (“U3O8”) per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

The ordinary shares of Yellow Cake and common shares of QRC are listed on the Alternative Investment Market of the London Stock Exchange and the Toronto Stock Exchange, respectively. During the three and nine months ended January 31, 2023, the Company recognized a change in fair value of short-term investments in an aggregate of $1,332 and $2,506 (2022: $3,556 and $8,147), and deferred income tax of $186 and $338 (2022: $480 and $1,100) in other comprehensive income, respectively.

The ordinary shares of Yellow Cake are pledged as a security for the margin loan. Subsequent to January 31, 2023, the Company made a partial repayment of the margin loan by disposing a portion of the Yellow Cake ordinary shares (Note 8).

5. Inventories

As at January 31, 2023, the Company holds 1,548,068 pounds (April 30, 2022: 1,448,068 pounds) of U3O8 with a carrying value of $82,542 (April 30, 2022: $75,030).

6. Royalties and Royalty Options

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2021	25,452	125	25,577
Additions	16,247	143	16,390
Foreign currency translation	426	—	426
Write-off	—	(125)	(125)
Balance, as at January 31, 2022	42,125	143	42,268
Additions	1,567	—	1,567
Foreign currency translation	188	—	188
Balance, as at April 30, 2022	43,880	143	44,023
Additions	282	(143)	139
Foreign currency translation	521	—	521
Balance, as at January 31, 2023	44,683	—	44,683

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6. Royalties and Royalty Options (continued)

	As at January 31, 2023	As at April 30, 2022
	($)	($)
Anderson project	7,610	7,348
Church Rock project	778	751
Cigar Lake project	4,704	4,704
Dawn Lake project	282	143
Dewey-Burdock project	78	76
Lance project	1,749	1,688
Langer Heinrich project	2,822	2,822
McArthur River project	11,543	11,543
Michelin project	4,262	4,262
Reno Creek project	299	289
Roca Honda project	164	159
Roughrider project	5,923	5,923
Slick Rock project	3,020	2,916
Workman Creek project	1,449	1,399
	44,683	44,023

The Company’s royalties are detailed below:

Anderson, Slick Rock and Workman Creek Projects

The Company holds a one percent (1%) net smelter return royalty for uranium on Anderson project, Slick Rock project, and Workman Creek project.

Langer Heinrich Project

The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.

Church Rock, Dewey-Burdock and Roca Honda Projects

The Company holds a 4% net smelter return royalty on the Church Rock property, a 30% net proceeds royalty on a portion of the Dewey-Burdock property and a 4% gross revenues royalty on a portion of the Roca Honda property.

Lance Project

The Company holds a 4% gross revenues royalty on a portion of the Lance property and an additional 1% gross revenues royalty which covers the entirety of the current permitted project area.

Reno Creek Project

The Company holds a 0.5% net profit interest royalty on a portion of the Reno Creek property.

Roughrider Project

The Company holds a 1.97% net smelter return royalty on the Roughrider property.

Michelin Project

The Company holds a 2% gross revenues royalty on the Michelin property.

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6. Royalties and Royalty Options (continued)

Cigar Lake, McArthur River and Dawn Lake Projects

The Company holds (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. (“Orano”) on the McArthur River Project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profits interest (an “NPI”) royalty on a 3.75% share of overall uranium production, drawn from Orano's approximate 40.453% ownership interest in the Waterbury Lake / Cigar Lake Project (the “Waterbury Lake / Cigar Lake Project”) located in Saskatchewan, Canada.

The royalty on the Dawn Lake Project was previously subject to an option held by the Company. During the three months ended January 31, 2023, the Company completed the acquisition of the royalty on the Dawn Lake Project through the acquisition of RM, the holder of the royalty in consideration for $139 (US$100,000). The Company holds a 10% to 20% sliding scale NPI on a 7.5% share of overall uranium production from the Dawn Lake project lands.

The sliding scale NPI royalty percentage will decrease to 10% after the combined production on the Waterbury Lake / Cigar Lake and Dawn Lake Projects reach 200 million pounds U3O8.

7. Government Loan Payable

On April 23, 2020, the Company received a loan of $40,000 through the Canadian Emergency Business Account Program (“CEBA Loan”), which provided financial relief for Canadian businesses during the COVID-19 pandemic. The CEBA Loan has a maturity date of December 31, 2023 and may be extended to December 31, 2025. The CEBA Loan is unsecured, non-revolving and non-interest bearing prior to December 31, 2023. The CEBA Loan is subject to an interest rate of 5% per annum during any extended term, and is repayable at any time without penalty. If at least 75% of the CEBA Loan is repaid prior to December 31, 2023, the remaining balance of the CEBA Loan will be forgiven.

8. Margin Loan Payable

On May 7, 2021, as amended and restated on January 17, 2023, the Company established a margin loan facility for a maximum amount of approximately $18,552 (US$15 million) (the “Facility”) with the Bank of Montreal. The margin loan is subject to an interest rate of Adjusted Term SOFR Rate plus 5.50% per annum and the unutilized portion of the Facility is subject to a standby fee of 2.50% per annum. The Adjusted Term SOFR Rate shall mean on any date the Term SOFR Reference Rate published by CME Group Benchmark Administration Limited for the tenor comparable to the applicable interest period, plus credit spread adjustment. In addition, the Company paid a one-time facility fee equal to 1.25% of the Facility.

The Facility is secured by a pledge of all the ordinary shares of Yellow Cake held by the Company. The Facility matures on May 5, 2023, unless repaid earlier, and is subject to customary margin requirements and share price triggers. The Company may voluntarily repay the outstanding amount during the term of the Facility.

The following outlines the movement of the margin loan:

	US$'000	$

Draw-down	10,175	12,710
Less: transaction costs and fees	(239)	(295)
Interest expense	573	721
Interest paid	(462)	(582)
Unrealized foreign exchange loss	—	354
Balance, as at April 30, 2022	10,047	12,908
Draw-down	3,000	3,889
Less: principal payment	(1,324)	(1,710)
Interest expense	965	1,277
Interest paid	(765)	(1,165)
Unrealized foreign exchange loss	—	529
Balance, as at January 31, 2023	11,923	15,728

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Margin Loan Payable (continued)

Subsequent to January 31, 2023, the Company partially repaid $13.7 million (US$10 million) by disposing of a portion of the Yellow Cake ordinary shares and made an additional drawdown of $6.8 million (US$5 million).

9. Issued Capital

9.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

At-the-Market Equity Program

On August 18, 2021, the Company entered into an equity distribution agreement (the “2021 Distribution Agreement”) with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the “Agents”), for an at-the-market equity program (the “ATM Program”).

The 2021 Distribution Agreement allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the “ATM Shares”) under the ATM Program. The ATM Shares were issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The ATM Shares sold under the ATM Program, if any, were sold at the prevailing market price at the time of sale. The 2021 Distribution Agreement was terminated on September 1, 2022.

On September 1, 2022, the Company renewed its ATM Program that allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the Agents, at the Company’s discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated September 1, 2022 (the “2022 Distribution Agreement”). Unless earlier terminated by the Company or the Agents as permitted therein, the 2022 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) July 14, 2023.

During the nine months ended January 31, 2023, the Company issued 4,029,021 common shares under the ATM Program for gross proceeds of $14,589, with aggregate commissions paid or payable to the Agents and other share issue costs of $365.

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9. Issued Capital (continued)

9.2 Reserves

Common Share Purchase Warrants and Options

The following outlines the movements of the Company’s warrants and share options:

	Warrants	Share Options	Total
	($)	($)	($)
Balance, as at April 30, 2021	6,352	—	6,352
Common shares issued upon exercise of warrants	(1,897)	—	(1,897)
Common shares issued upon exercise of options	—	(105)	(105)
Share-based compensation	—	1,127	1,127
Balance, as at January 31, 2022	4,455	1,022	5,477
Common shares issued upon exercise of warrants	(25)	—	(25)
Common shares issued upon exercise of options	—	(105)	(105)
Share-based compensation	—	141	141
Balance, as at April 30, 2022	4,430	1,058	5,488
Common shares issued upon exercise of warrants	(12)	—	(12)
Common shares issued upon exercise of options	—	(48)	(48)
Share-based compensation	—	849	849
Balance, as at January 31, 2023	4,418	1,859	6,277

During the nine months ended January 31, 2023, 49,614 warrants were exercised at a gross proceeds of $100. 17,535,228 warrants were outstanding as at January 31, 2023.

As at January 31, 2023, there are 17,439,640 Listed Warrants at an exercise price of $2.00 per share (Note 1), and 95,588 unlisted common share purchase warrants (the “Unlisted Warrants”). The Unlisted Warrants are exercisable into one common share at an exercise price of $1.40 per share until December 6, 2024.

Share Options

The following outlines movements of the Company’s share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at April 30, 2022	755,000	3.62
Granted	500,750	3.29
Forfeited	(20,000)	3.40
Exercised	(37,500)	3.49
Balance at January 31, 2023	1,198,250	3.50

On May 13, 2022, the Company granted 343,750 share options to certain directors, officers, employees and consultants of the Company.
These options have an exercise price of $3.31 per share and are valid for a period of five years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. In addition, the Company granted share options to purchase 100,000 common shares to a contractor. Such options have an exercise price of $3.31 per share and are valid for a period of two years. The options vest incrementally over a 12-month period.

On June 20, 2022 and July 7, 2022, the Company granted 25,000 and 25,000 share options, each at an exercise price of $3.26 per share and $2.88 per share, respectively, to its employees. The options are valid for a period of five years and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9. Issued Capital (continued)

9.2 Reserves (continued)

On September 9, 2022 and October 24, 2022, the Company granted 2,000 and 5,000 share options, each at an exercise price of $4.20 per share and $3.15 per share, respectively, to its employees. The options are valid for a period of five years and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

The weighted average fair value of the share options granted was $1.72 per share and it was estimated at the date of the grants using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	2.75%
Expected life (years)	3.60
Expected volatility	70.42%
Expected dividend yield	0.00%
Estimated forfeiture rate	4.63%

As there is insufficient trading history of the Company’s common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

A summary of share options outstanding and exercisable at January 31, 2023, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
5.46	40,000	5.46	3.62	30,000	5.46	3.62
4.93	5,000	4.93	3.95	3,750	4.93	3.95
4.20	2,000	4.20	4.61	500	4.20	4.61
4.10	50,000	4.10	3.33	50,000	4.10	3.33
3.49	612,500	3.49	3.33	612,500	3.49	3.33
3.31	100,000	3.31	1.28	75,000	3.31	1.28
3.31	333,750	3.31	4.28	166,875	3.31	4.28
3.26	25,000	3.26	4.38	12,500	3.26	4.38
3.15	5,000	3.15	4.73	1,250	3.15	4.73
2.88	25,000	2.88	4.43	12,500	2.88	4.43
	1,198,250	$3.50	3.49	964,875	$3.53	3.38

The amount of share-based compensation expense recognized during the three and nine months ended January 31, 2023, was $113 (2022: $224) and $849 (2022: $1,127), respectively.

10. Financial Instruments

At January 31, 2023, the Company’s financial assets include cash, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities, government loan payable, margin loan payable and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10. Financial Instruments (continued)

The Company’s cash, restricted cash, accounts payable and accrued liabilities and government loan payable approximate fair value due to their short terms to settlement.

The Company’s margin loan payable and lease liability are measured at amortized cost and classified as level 2 within the fair value hierarchy. The fair value of the margin loan payable and lease liability approximate their carrying values as their interest rates are comparable to current market rate risks. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by the foreign exchange rate, if applicable, and the quantity of shares held by the Company.

10.1 Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and restricted cash with large, reputable financial institutions. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and restricted cash balance.

10.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from January 31, 2023. The Company’s working capital (current assets less current liabilities) as at January 31, 2023 was $131,419. The Company’s accounts payable and accrued liabilities, current portion of the lease liability, government loan and margin loan payable are expected to be realized or settled within a one-year period.

10.4 Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and margin loan payable, which bear interest at fixed or variable rates. The interest rate risk on the Company’s cash balance is minimal. The Company’s margin loan payable bears a floating interest rate and an increase (decrease) of 10 basis point in Adjusted Term SOFR Rate would not have a significant impact on the net loss for the nine months ended January 31, 2023.

10.5 Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and margin loan payable denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at January 31, 2023 would have an impact, net of tax, of approximately $4,138 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $605 on net loss. The impact of a Canadian dollar change against the U.S. dollars on the margin loan by 10% would have an impact of approximately $1,361 on net loss for the nine months ended January 31, 2023.

10.6 Other price risk

The Company is exposed to equity price risk as a result of investing in companies in the resource sector. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at January 31, 2023, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $4,687 on other comprehensive income.

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

11. Related Party Transactions

11.1 Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three and nine months ended January 31, 2023 and 2022, the Company did not enter into any material contracts or undertake any material commitment or obligation with any related parties.

11.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management for the three and nine months ended January 31, 2023 and 2022, comprised of:

	For the three months ended January 31,		For the nine months ended January 31,
	2023	2022	2023	2022
	($)	($)	($)	($)
Management salaries	94	61	268	219
Directors’ fees	52	45	149	137
Share-based compensation	76	94	489	479
Total	222	200	906	835

12. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties, investing in companies with direct exposure to uranium and holding of physical uranium. Except for the short-term investments in Yellow Cake which is listed on the London Stock Exchange in the United Kingdom, the royalties on uranium projects located in the United States and Namibia, substantially all of the Company’s assets and liabilities are held within Canada.

13. Commitments

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd (“CGN”), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71 per pound for a total of $31,741. CGN will deliver 300,000 pounds of physical uranium on October 20, 2023, 100,000 pounds of physical uranium on June 14, 2024, and 100,000 pounds of physical uranium on April 2, 2025.

On November 17, 2022, the Company’s wholly owned subsidiary entered into an agreement with Anfield Energy Inc. to acquire a portfolio of royalties comprising of a 2% net smelter royalty on portions of the San Rafael Project, located in Utah, USA, a 2% to 4% sliding scale gross value royalty on portions of the Whirlwind Project, located in Colorado and Utah, USA, a 1% gross value royalty (applicable to uranium and vanadium sales) on portions of the Energy Queen project, located in Utah, USA, and a 2% to 4% sliding scale in-situ recovery royalty on portions of the Dewey Burdock Project located in South Dakota, USA. Cash consideration of $2 million (US$1.5 million) was paid by the Company at closing on February 7, 2023.

14. Subsequent Events

Other than as disclosed elsewhere in these condensed interim consolidated financial statements, the following material events occurred subsequent to January 31, 2023:

Uranium inventory purchases

The Company purchased 200,000 pounds of U3O8 at a weighted average price of US$51.00 per pound for $13.9 million.